FILED BY SEDAR

June 15, 2020

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

RE: Vizsla Resources Corp. (the "Corporation")

 Final Short Form Prospectus dated June 15, 2020

 (the "Prospectus")

We refer to the Prospectus of the Corporation in connection with an offering of common shares.

We, as counsel to the Underwriter, hereby consent to the use of and reference to our opinion under the heading "Eligibility for Investment" and to the reference to our firm name on page ii of the Prospectus and under the heading "Interest of Experts".

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

Yours truly,

"Cassels Brock & Blackwell LLP"